Oncolytics Biotech® Strengthens Its Pipeline in 2025 with Key Pancreatic and Anal Cancer Advances in Addition to Metastatic Breast Cancer
Recent clinical data presentations in these two hard-to-treat GI cancers, coupled with strong efficacy signals in breast cancer, demonstrate the potential of pelareorep across very different tumor types

SAN DIEGO, CA and CALGARY, AB, February 18, 2025 – Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, continues to make good progress in 2025 with key regulatory and clinical advancements, reinforcing pelareorep’s potential in hard-to-treat cancers. Oncolytics is pleased to highlight two significant developments for its immunotherapy, pelareorep: the safety and regulatory clearance to advance enrollment in its pancreatic cancer study and the recent presentation of new efficacy and safety data at the 2025 American Society of Clinical Oncology (ASCO) Gastrointestinal Cancers Symposium in late January.

“We’re hitting critical milestones that validate our progress and set the stage for what we believe will be an exciting year,” said Wayne Pisano, Interim CEO and Chair of Oncolytics’ Board of Directors. “With positive feedback from regulators in place, we’re advancing our pancreatic cancer study toward full enrollment, and our ASCO GI presentations highlighted pelareorep’s strong safety and efficacy results in two hard-to-treat cancers. We remain focused on bringing new treatment options to patients while creating value for shareholders as we move forward in 2025.”

German Regulatory Agency Gives Green Light for Pancreatic Cancer Study to Continue as Planned

•Approval to Fully Enroll the Cohort Secured: Germany’s Paul-Ehrlich-Institute (PEI) has given Oncolytics the go-ahead to continue enrolling patients in its pancreatic cancer trial (GOBLET Cohort 5) after a positive safety review.
•What This Means: Pelareorep, in combination with modified FOLFIRINOX with and without atezolizumab, is now progressing toward full enrollment, with 30 patients set to participate in Stage 1 across the two treatment arms.
•Next Steps: Oncolytics will continue to collect safety data, and an initial efficacy readout is expected later this year.

ASCO GI 2025 Data Confirms Pelareorep’s Potential in Pancreatic and Anal Cancers

At ASCO GI 2025, Oncolytics presented new clinical results demonstrating pelareorep’s potential in two challenging cancer types:
•Anal Cancer: Patients receiving pelareorep + atezolizumab continue to show stronger responses than expected based on published studies with checkpoint inhibitors alone.
•Pancreatic Cancer: Pelareorep previously demonstrated a strong efficacy signal when administered with gemcitabine, nab-paclitaxel, and atezolizumab. The most recent data supports a favorable safety profile when combining pelareorep with a different chemotherapy regimen (modified FOLFIRINOX) with and without the checkpoint inhibitor atezolizumab, potentially expanding its treatment applications.

Why This Matters: These findings further de-risk pelareorep’s development and could pave the way for larger registration-enabling clinical trials in these indications.

Looking Ahead: More Catalysts in 2025

Oncolytics is entering a pivotal year with multiple upcoming milestones, including:

•Additional data readouts from ongoing trials in gastrointestinal cancers, including translational results that further characterize pelareorep’s mechanism of action.
•Interactions with Regulatory Agencies that could accelerate future trials and move pelareorep closer to potential registration-enabling studies in breast cancer and gastrointestinal cancers.

“We’re seeing clinical validation across multiple studies,” added Pisano. “With encouraging regulatory interactions in hand and data readouts ahead, 2025 is shaping up to be an exciting year for Oncolytics and our investors. As we have shown in GOBLET, BRACELET-1, and numerous previous studies, pelareorep has a favorable safety profile and efficacy signals across multiple indications with a high unmet need. We are excited about the potential for moving to a registration-enabling study in breast cancer and advancing our clinical program in gastrointestinal cancers.”

About GOBLET
The GOBLET (Gastrointestinal tumOrs exploring the treatment comBinations with the oncolytic reovirus peLarEorep and anTi-PD-L1) study is a phase 1/2 multiple indication study in advanced or metastatic gastrointestinal tumors. The study is being conducted at 17 centers in Germany and is being managed by AIO-Studien-gGmbH. The co-primary endpoints of the study are objective response rate (ORR) and/or disease control rate and safety. Key secondary and exploratory endpoints include additional efficacy assessments and evaluation of potential biomarkers. Favorable safety and positive clinical efficacy signals have been seen in the pancreatic and anal cancer cohorts.

About GOBLET Cohort 5
The modified FOLFIRINOX (mFOLFIRINOX) cohort of the Phase 1/2 GOBLET study is designed to evaluate newly diagnosed metastatic pancreatic ductal adenocarcinoma patients treated with pelareorep + mFOLFIRINOX with or without atezolizumab. A three-patient safety run-in was incorporated to evaluate the safety and tolerability of each treatment arm: pelareorep + mFOLFIRINOX + atezolizumab and pelareorep + mFOLFIRINOX. A total of fifteen evaluable patients will be randomized to each arm in Stage 1 of this Simon two-stage study. The co-primary endpoints are objective response rate and safety. If Stage 1 success criteria are met, one or both treatment arms may be expanded to Stage 2, in which 17 additional evaluable patients per arm will be enrolled. Blood and tumor samples will also be collected for translational evaluations.

About AIO
AIO-Studien-gGmbH (AIO) emerged from the study center of the medical oncology working group within the German Cancer Society (DKG). AIO operates with a non-profit purpose of promoting science and research with a focus on medical oncology. Since its foundation, AIO has become a successful sponsor and study management company and has established itself both nationally and internationally.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid malignancies as it prepares for registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; our plans to advance our pancreatic cancer study toward full enrollment; our focus on bringing new treatment options to patients while creating value for shareholders as we move forward in 2025; our plans to continue to collect safety data; the anticipated timing of an initial efficacy readout; our belief that our new clinical results in anal and pancreatic cancer further de-risk pelareorep’s development and could pave the way for larger registration-enabling clinical trials in these indications; our upcoming milestones, including additional data readouts and interactions with regulatory agencies; our belief that pelareorep is poised to advance to registration-enabling studies for the treatment of breast and pancreatic cancers; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. We may incur expenses or delays relating to events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Timothy McCarthy
LifeSci Advisors
+1-917-679-9282

tim@lifesciadvisors.com

Media Contact for Oncolytics
Michael Rubenstein
LifeSci Communications
mrubenstein@lifescicomms.com